Exhibit 12.1
Cardinal Health, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30					Six Months Ended December 31, 2014
(in millions, except ratios)	2010	2011	2012	2013	2014
Earnings before income taxes and discontinued operations	$1,211.6	$1,518.3	$1,698.1	$888.3	$1,798.3	$886.0

Plus fixed charges:
Interest expense	125.5	95.2	92.3	119.2	129.4	70.0
Capitalized interest	2.9	5.7	6.0	1.7	1.2	0.7
Amortization of debt offering costs	9.9	1.8	2.8	3.5	3.6	2.0
Interest portion of rent expense	6.0	7.1	7.8	8.3	9.8	4.7
Fixed charges	144.3	109.8	108.9	132.7	144.0	77.4
Plus: amortization of capitalized interest	6.5	5.3	3.2	3.4	2.9	1.2
Less: capitalized interest	(2.9)	(5.7)	(6.0)	(1.7)	(1.2)	(0.7)
Earnings	$1,359.5	$1,627.7	$1,804.2	$1,022.7	$1,944.0	$963.9

Ratio of earnings to fixed charges (1)	9.4	14.8	16.6	7.7	13.5	12.5

(1)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and discontinued operations plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.